UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendency relating to the Essential Fact about the Board of Directors of the society.
  A filing indicated in (1) in Spanish.

SANTIAGO, May 15, 2007

Mr.

Guillermo Larrain Rios

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendency

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

By means of this letter and, in accordance with the statements written in Article 6 and the second paragraph of Article 10 of the Law 18.045, Law for the Stock Exchange Markets, and as disclosed in the General Character Norm number 30, I hereby communicate to you the following Essential Fact to Supermercados Unimarc. S.A.

Kind regards,

ELIAS ERRAZURIZ ERRAZURIZ

General Manager

Inc.: the above mentioned

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

SUPERMERCADOS UNIMARC S.A.

Inscription Registers of Values number 447

According to article ninth and ten of the Law 18.045 and General Regulation number 30 issued by the Chilean Securities and Insurance Superintendency, I hereby communicate a relevant information on the Company:

Dated May 14, 2007, Supermercados Unimarc S.A. has been notified of the ruling made by the Chilean Supreme Court in the case filed as "State Street Bank and Trust Company against Inversiones Errazuriz and others", File number 2349-2005, by means of which, this Court grants the exequatur claimed by such Bank, in respect to the sentence dictated on December 4, 2001 and amended on May 7, 2002 by the South District Court of the United States, against Inversiones Errazuriz S.A. and Supermercados Unimarc S.A. as only part of some related companies, for the amount of US$ 136.436.875 (one hundred thirty six million, four hundred and thirty six thousand and eight hundred and seventy five dollars of the United States), plus the interest charges established in such sentence. In conformity with the ruling made by the Supreme Court of the Republic, the discussions about the merits and grounds of such fulfillment, shall be resolved by the Chilean courts.

It is the opinion of our lawyers that this ruling sets aside the demurrer for a three year prescription claimed by the defendant, which will be filed in the event the fulfillment of such ruling is enforced, leaving also pending to resolve the discussion about the validity of jurisdiction clauses, the prescription and extinction of the debts, and their novation, matters which are being discussed before the 27 Civil Court of Santiago.

If the defendants' arguments are rejected by the Chilean courts, Unimarc may be liable for the full amount due pursuant to the judgment, including applicable interest.